                     [letterhead of Thompson Coburn LLP]




August 28, 2000


Equality Bancorp, Inc.
4131 South Grand Blvd.
St. Louis, Missouri 63118


Re: Agreement and Plan of Merger By and Among Allegiant Bancorp, Inc., Allegiant Acquisition Corporation and Equality Bancorp, Inc., dated as of July 26, 2000

Ladies and Gentlemen:

     You have requested our opinion concerning the material federal income tax consequences in connection with the proposed merger (the "Merger") of Allegiant Acquisition Corporation ("Acquisition Corp."), a Delaware corporation and wholly-owned subsidiary of Allegiant Bancorp, Inc. ("Allegiant"), a Missouri corporation, with and into Equality Bancorp, Inc. ("Equality"), a Delaware corporation, pursuant to an Agreement and Plan of Merger, dated as of July 26, 2000 (the "Merger Agreement"), by and among Allegiant, Acquisition Corp. and Equality. In the Merger, each issued and outstanding share of common stock of Equality, par value $.01 per share, will be converted into the right to receive 1.118 shares of common stock, par value $.01 per share, of Allegiant.

     In that connection, you have requested our opinion regarding the material federal income tax consequences of the Merger. In providing our opinion, we have examined the Merger Agreement, and such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed that (i) the Merger will be consummated in the manner contemplated and in accordance with the provisions of the Merger Agreement, (ii) the statements concerning the Merger set forth in the Merger Agreement are true, correct and complete and will continue to be true, correct and complete at all times up to and including the "Effective Time," as that term is defined in the Merger Agreement, and (iii) the representations made to us by Equality, Allegiant and Acquisition Corp., in their respective letters to us each dated the date hereof, and delivered to us for purposes of this opinion are true, correct and complete and will continue to be true, correct and complete at all times up to and including the Effective Time. If any of the above-described assumptions are untrue for any reason or if the Merger is consummated in a manner that is inconsistent with the manner in which it is described in the Merger Agreement, our opinions as expressed below may be adversely affected and may not be relied upon.

     The opinion expressed herein is based upon existing statutory, regulatory and judicial authority, any of which may be changed at any time with retroactive effect. Our opinion is limited to the tax matters specifically covered hereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Merger or any other transactions.

     Based upon the foregoing, we are of the opinion that (i) the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) holders of Equality common stock who exchange their Equality common stock for Allegiant common stock pursuant to the Merger Agreement will not recognize gain or loss for federal income tax purposes, except with respect to cash, if any, they receive in lieu of fractional shares of Allegiant common stock, (iii) holders of Equality common stock who receive cash in lieu of fractional shares of Allegiant common stock in the Merger will generally be treated as if the fractional shares of Allegiant common stock had been distributed to them as part of the Merger and then redeemed by Allegiant in exchange for the cash actually distributed in lieu of the fractional shares, with such redemption qualifying as an exchange under section 302 of the Code; consequently, to the extent the Equality common stock exchanged is held as a capital asset at the time of the Merger, such holders generally will recognize capital gain or loss with respect to cash payments they receive in lieu of fractional shares; the tax rate applicable to capital gains of a non-corporate holder varies depending on the holder's holding period of the shares, and any such capital gain will generally be subject to a maximum federal income tax rate of 20% if the holder has held the Equality common stock for more than 12 months at the Effective Time, (iv) each holder's aggregate tax basis in the Allegiant common stock received in the Merger will be the same as the holder's aggregate tax basis in the Equality common stock exchanged therefor, decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received, and (v) the holding period of the Allegiant common stock received by an Equality stockholder pursuant to the Merger Agreement will include the holding period of the Equality common stock surrendered in exchange therefor to the extent the Equality common stock exchanged is held as a capital asset at the time of the Merger.

     We express no opinion with regard to: (1) the federal income tax consequences of the Merger not addressed expressly by this opinion, including without limitation, (i) the tax consequences, if any, to those stockholders or employees of the Equality who hold employee stock options or who acquired shares of Equality common stock pursuant to the exercise of employee stock options or otherwise as compensation, and
(ii) the tax consequences to special classes of stockholders, if any, including without limitation, foreign persons, insurance companies, tax-exempt entities, retirement plans, and dealers in securities; and (2) federal, state, local, or foreign taxes (or any other federal, state, local, or foreign laws) not specifically referred to and discussed herein. Further, our opinion is based upon the Code, Treasury Regulations proposed or promulgated thereunder, and administrative interpretations and judicial precedents relating thereto, all of which are subject to change at any time, possibly with retroactive effect, and we assume no obligation to advise you of any subsequent change thereto. If there is any change in the applicable law or regulations, or if there is any new administrative or judicial interpretation of the applicable law or regulations, any or all of the federal income tax consequences described herein may become inapplicable.

     The foregoing opinion reflects our legal judgment solely on the issues presented and discussed herein. This opinion has no official status or binding effect of any kind. Accordingly, we cannot assure you that the Internal Revenue Service or any court of competent jurisdiction will agree with this opinion.

     We hereby consent to the filing of this letter as an exhibit to Allegiant's Registration Statement on Form S-4 with respect to the Merger and to all references made to this letter and all corresponding references to this firm in such Registration Statement and the Joint Proxy Statement/Prospectus forming a part thereof.

                                        Very truly yours,

                                        THOMPSON COBURN LLP

                                        /s/ Thompson Coburn LLP



                                  -3-